Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                 INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Municipal Opportunity Trust was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                        Votes
Matter                    Votes For    Withheld
------------------------  ----------   ---------
(1)   David C. Arch.....  30,126,127     872,867
      Howard J Kerr ....  30,113,824     885,170
      Jerry Choate .....  30,048,370     950,624
      Suzanne Woolsey ..  29,968,680   1,030,314